                                                                      EXHIBIT 12

                 HOUSEHOLD INTERNATIONAL, INC. AND SUBSIDIARIES

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
            TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                                           YEAR ENDED DECEMBER 31
                                           ------------------------------------------------------
                                             2002         2001       2000       1999       1998
                                           --------     --------   --------   --------   --------
                                                               (IN MILLIONS)
Net income...............................  $1,557.8     $1,847.6   $1,630.6   $1,428.3   $  481.8
Income taxes.............................     695.0        970.8      868.9      700.6      404.4
                                           --------     --------   --------   --------   --------
Income before income taxes...............   2,252.8      2,818.4    2,499.5    2,128.9      886.2
                                           --------     --------   --------   --------   --------
Fixed charges:
  Interest expense(1)....................   3,879.0      4,196.7    3,943.8    2,782.2    2,530.8
  Interest portion of rentals(2).........      68.3         64.4       52.9       45.4       56.8
                                           --------     --------   --------   --------   --------
Total fixed charges......................   3,947.3      4,261.1    3,996.7    2,827.6    2,587.6
                                           --------     --------   --------   --------   --------
Total earnings as defined................  $6,200.1     $7,079.5   $6,496.2   $4,956.5   $3,473.8
                                           ========     ========   ========   ========   ========
Ratio of earnings to fixed charges.......      1.57(4)      1.66       1.63       1.75       1.34(5)
Preferred stock dividends(3).............      90.8         23.6       14.1       13.8       23.0
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends..............................      1.54(4)      1.65       1.62       1.74       1.33(5)
                                           --------     --------   --------   --------   --------

---------------

(1) For financial statement purposes, these amounts are reduced for income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper issuances.

(2) Represents one-third of rentals, which approximates the portion representing interest.

(3) Preferred stock dividends are grossed up to their pretax equivalents.

(4) The 2002 ratios have been negatively impacted by the $333.2 million (after-tax) settlement charge and related expenses and the $240.0 million (after-tax) loss on the disposition of Thrift assets and deposits. Excluding these charges, our ratio of earnings to fixed charges would have been 1.80 percent and our ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.76 percent. These non-GAAP financial ratios are provided for comparison of our operating trends only.

(5) The 1998 ratios have been negatively impacted by the one-time merger and integration related costs associated with our merger with Beneficial Corporation ("Beneficial"). Excluding Beneficial merger and integration costs of $751 million after-tax, our ratio of earnings to fixed charges would have been 1.73 percent and our ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.71 percent. These non-GAAP financial ratios are provided for comparison of our operating trends only.